Exhibit 99.1

2Q21 Earnings Release

August 18th, 2021

ir.vincipartners.com

VINCI partners

2Q21 Earnings Release August 18th, 2021

Vinci Partners Reports Second Quarter 2021 Earnings Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci Partners reported outstanding results for the second quarter. Distributable Earningsi doubled year-over-year and Fee Related Earningsii grew by 67%, when compared to the second quarter of 2020. AUMiii expanded 31% year-over-year, reaching R$57 billion at the end of the quarter. Momentum is very strong across all our platform, which translates into record quarterly FRE and Distributable Earnings.”

Dividend

Vinci Partners has declared a semi-annual dividend of US$0.30 per share to record holders of common stock at the close of business on September 1, 2021. This dividend will be paid on September 16, 2021.

ABOUT VINCI PARTNERS

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure and Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, and Financial Advisory. As of June 30, 2021, the firm had R$57 billion of assets under management.

WEBCAST AND EARNINGS CONFERENCE CALL

Vinci Partners will host a conference call at 5:00pm EST on Wednesday, August 18, 2021, to announce its second quarter 2021 results.

To access the full detailed presentation and listen to the conference call via public webcast, please visit the Events & Presentations section of the Company’s website at https://ir.vincipartners.com/news-
and-events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

The conference call can also be accessed by dialing the following:

+1 (833) 665-0595 (Domestic)

+1 (661) 407-1609 (International)

Conference ID: 9577665

INVESTOR CONTACT

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA MEDIA CONTACT

Joele Frank, Wilkinson Brimmer Katcher

Nick Lamplough / Kate Thompson / Katie Villany

+1 (212) 355-4449

BRAZIL MEDIA CONTACT

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Second Quarter 2021 Highlights

Fee Related Earnings (FRE) – R$mm

Distributable Earnings (DE) – R$mm

/ IR.VINCIPARTNERS.COM	/ SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	2Q'20	2Q'21	∆ (%)	2Q'20 YTD	2Q'21 YTD	∆ (%)
Net revenue from management fees	60,826	94,778	56%	123,724	176,621	43%
Net revenue from advisory fees	6,479	6,378	-2%	22,451	21,444	-4%
Total Fee Related Revenues	67,305	101,156	50%	146,175	198,065	35%
Segment personnel expenses	(3,600)	(5,528)	54%	(6,840)	(10,625)	55%
Other G&A expenses	(4,436)	(4,058)	-9%	(6,534)	(7,632)	17%
Corporate center expenses	(12,632)	(19,296)	53%	(26,606)	(38,808)	46%
Bonus compensation related to management and advisory	(13,607)	(17,082)	26%	(28,597)	(35,608)	25%
Total Fee Related Expenses	(34,275)	(45,964)	56%	(68,577)	(92,674)	35%
FEE RELATED EARNINGS (FRE)	33,030	55,192	67%	77,598	105,391	36%
FRE Margin (%)	49.1%	54.6%		53.1%	53.2%
FRE per share (R$/share)	0.58	0.97		1.37	1.86
Net revenue from performance fees	19,537	18,624	-5%	15,561	28,575	84%
Performance based compensation	(6,712)	(7,817)	16%	(5,270)	(11,109)	111%
PERFORMANCE RELATED EARNINGS (PRE)	12,825	10,807	-16%	10,291	17,466	70%
PRE Margin (%)	65.6%	58.0%		66.1%	61.1%
(-) Unrealized performance fees	(11,794)	(9,065)	-23%	(6,724)	(9,487)	41%
(+) Unrealized performance compensation	4,284	2,980	-30%	2,442	3,130	28%
(+) Realized GP investment income	1	345	34400%	39	457	1072%
SEGMENT DISTRIBUTABLE EARNINGS	38,346	60,259	57%	83,646	116,958	40%
Segment DE Margin (%)	51.1%	54.3%		53.9%	53.7%
(+) Depreciation and amortization	-	926	N/A	-	1,865	N/A
(+) Realized financial income	933	14,239	1426%	1,969	18,883	859%
(-) Leasing expenses	(3,047)	(3,106)	2%	(6,112)	(6,263)	2%
(-) Other items	207	(2,120)	N/A	603	(1,234)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(9,016)	(15,417)	71%	(19,294)	(28,232)	46%
DISTRIBUTABLE EARNINGS (DE)	27,423	54,781	100%	60,812	101,976	68%
DE Margin (%)	36.1%	43.7%		38.7%	43.1%
DE per share (R$/share)	0.48	0.97		1.07	1.80

/ IR.VINCIPARTNERS.COM	/ SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Total Fee-Related Revenuesiv of R$101.2 million for the quarter ended June 30, 2021, compared to R$67.3 million for the quarter ended June 30, 2020, an increase of 56% year-over year, driven by the strong growth in the Fee earning AUM. Fee-related revenues were R$198.1 million for the six months ended June 30, 2021, up 35% year-over-year, when compared to the six months ended June 30, 2020.

Fee Related Earnings (“FRE”) of R$55.2 million (R$0.97/share) for the quarter ended June 30, 2021, compared to R$33.0 million for the quarter ended June 30, 2020, an increase of 67% year-over-year, driven by the robust growth in management fees across segments. FRE was R$105.4 million for the six months ended June 30, 2021, up 36% year-over-year, when compared to the six months ended June 30, 2020.

FRE Marginv was 54.6% for the quarter ended June 30, 2021, compared to 49.1% for the quarter ended June 30, 2020, an increase of 5.4 percentage points year-over-year, showcasing the platform´s highly scalable potential.

Performance Related Earnings (“PRE”)vi of R$10.8 million for the quarter ended June 30, 2021, down 16% compared to R$12.8 million for the quarter ended June 30, 2020, primarily due to a substantial outperformance from our Total Return strategy in Hedge Funds, impacting performance compensation expenses. PRE was R$17.5 million for the six months ended June 30, 2021, up 70% year-over-year, when compared to the six months ended June 30, 2020.

Segment Distributable Earningsvii of R$60.3 million for the quarter ended June 30, 2021, compared to R$38.3 million for the quarter ended June 30, 2020, an increase of 57% year-over-year. Segment Distributable Earnings was R$117.0 million for the six months ended June 30, 2021, up 40% year-over-year, when compared to the six months ended June 30, 2020.

Distributable Earnings (“DE”) of R$54.8 million (R$0.97/share) for the quarter ended June 30, 2021, compared to R$27.4 million for the quarter ended June 30, 2020, an increase of 100% year-over-year, driven by the notable growth in management fees and financial income in the quarter. DE was R$ 102.0 million for the six months ended June 30, 2021, up 68% year-over-year, when compared to the six months ended June 30, 2020.

DE Marginviii was 43.7% for the quarter ended June 30, 2021, a 7.6 percentage point increase compared to 36.1 % for the quarter ended June 30, 2020.

/ IR.VINCIPARTNERS.COM	/ SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	2Q'20	2Q'21	∆ (%)	2Q'20 YTD	2Q'21 YTD	∆ (%)
Net revenue from management fees	37,147	49,406	33%	74,213	95,987	29%
Net revenue from advisory fees	92	2,641	2772%	817	3,146	285%
Total Fee Related Revenues	37,239	52,047	40%	75,030	99,133	32%
Segment personnel expenses	(1,931)	(2,722)	41%	(3,637)	(5,160)	42%
Other G&A expenses	(3,330)	(2,907)	-13%	(4,283)	(5,232)	22%
Corporate center expenses	(7,376)	(9,792)	33%	(15,257)	(20,376)	34%
Bonus compensation related to management and advisory	(6,742)	(7,568)	12%	(12,894)	(15,299)	19%
Total Fee Related Expenses	(19,380)	(22,989)	19%	(36,071)	(46,067)	28%
FEE RELATED EARNINGS (FRE)	17,860	29,058	63%	38,959	53,066	36%
FRE Margin (%)	48.0%	55.8%		51.9%	53.5%
Net revenue from performance fees	13,898	1,792	-87%	10,783	2,254	-79%
Realized performance fees	2,103	715	-66%	2,106	755	-64%
Unrealized performance fees	11,794	1,077	-91%	8,677	1,499	-83%
Performance based compensation	(4,915)	(570)	-88%	(3,784)	(731)	-81%
PERFORMANCE RELATED EARNINGS (PRE)	8,983	1,222	-86%	7,000	1,523	-78%
PRE Margin (%)	64.6%	68.2%		64.9%	67.6%
(-) Unrealized performance fees	(11,794)	(1,077)	-91%	(8,677)	(1,499)	-83%
(+) Unrealized performance compensation	4,284	382	-91%	3,151	532	-83%
(+) Realized GP investment income	1	345	34400%	39	457	1072%
SEGMENT DISTRIBUTABLE EARNINGS	19,333	29,930	55%	40,472	54,078	34%
Segment DE Margin (%)	49.1%	56.7%		52.5%	54.1%

AUM (R$ millions)	17,328	20,762	20%	17,328	20,762	20%
FEAUM (R$ millions)	15,271	18,873	24%	15,271	18,873	24%
AVERAGE MANAGEMENT FEE RATE (%)	0.89%	0.99%		0.91%	0.98%
FULL TIME EMPLOYEES	41	50	22%	41	50	22%

Fee related earnings (FRE) of R$29.1 million in the 2Q’21, an increase of 63% year-over-year, driven by the growth in fee-earning AUM. FRE was R$53.1 million in the 2Q'21 YTD, up 36% when compared to the 2Q'20 YTD.

Segment Distributable Earnings of R$29.9 million in the 2Q’21, an increase of 55% year-over-year. Segment DE was R$54.1 million in the 2Q'21 YTD, up 34% when compared to the 2Q'20 YTD.

AUM of R$20.8 billion at the end of the 2Q'21, an increase of 20% year-over-year, with highlights to over R$2 billion raised through six different fundraisings in our Private Equity, Real Estate and Infrastructure strategies in the first half of 2021.

Fee-earning AUM of R$18.9 billion at the end of the 2Q'21, an increase of 24% year-over-year. This increase positively impacted our average management fee rate, going from 89 basis points in the 2Q’20 to 99 basis points in the 2Q’21, with highlights to fundraising for VIR IV and public market vehicles during the past year.

/ IR.VINCIPARTNERS.COM	/ SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Liquid Strategies

(R$ thousands, unless mentioned)	2Q'20	2Q'21	∆ (%)	2Q’20 YTD	2Q’21 YTD	∆ (%)
Net revenue from management fees	13,559	23,020	70%	30,306	43,003	42%
Net revenue from advisory fees	0	0	N/A	0	0	N/A
Total Fee Related Revenues	13,559	23,020	65%	30,306	43,003	40%
Segment personnel expenses	(669)	(1,387)	107%	(1,328)	(2,680)	102%
Other G&A expenses	(687)	(681)	-1%	(1,347)	(1,305)	-3%
Corporate center expenses	(2,685)	(4,196)	56%	(6,178)	(8,689)	41%
Bonus compensation related to management and advisory	(2,565)	(3,893)	52%	(5,446)	(7,312)	34%
Total Fee Related Expenses	(6,606)	(10,157)	54%	(14,299)	(19,986)	40%
FEE RELATED EARNINGS (FRE)	6,952	12,863	85%	16,007	23,017	44%
FRE Margin (%)	51.3%	55.9%		52.8%	53.5%
Net revenue from performance fees	3,647	6,450	77%	2,478	8,459	241%
Realized performance fees	3,647	6,450	77%	4,374	8,459	93%
Unrealized performance fees	0	0	N/A	(1,896)	0	N/A
Performance based compensation	(1,094)	(4,015)	267%	(671)	(4,718)	603%
PERFORMANCE RELATED EARNINGS (PRE)	2,553	2,435	-5%	1,807	3,741	107%
PRE Margin (%)	70.0%	37.8%		72.9%	44.2%
(-) Unrealized performance fees	0	0	N/A	1,896	0	N/A
(+) Unrealized performance compensation	0	0	N/A	(689)	0	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9,506	15,299	61%	19,021	26,759	41%
Segment DE Margin (%)	55.2%	51.9%		54.8%	52.0%

AUM (R$ millions)	14,300	14,124	-1%	14,300	14,124	-1%
FEAUM (R$ millions)	14,179	13,965	-2%	14,179	13,965	-2%
AVERAGE MANAGEMENT FEE RATE (%)	0.48%	0.73%		0.59%	0.69%
FULL TIME EMPLOYEES	17	24	41%	17	24	41%

Fee related earnings (FRE) of R$12.9 million in the 2Q'21, an increase of 85% year-over-year, driven by the end of revenue sharing agreement with GAS Investimentos and strong net inflows in our Hedge Funds strategy, which impacted positively our average management fee rate. FRE was R$23.0 million in the 2Q'21 YTD, up 44% when compared to the 2Q'20 YTD.

Performance related earnings (PRE) of R$2.4 million in the quarter, down 5% year-over-year, due to a higher compensation expense that followed a substantial benchmark outperform from our Total Return strategy in Hedge Funds. PRE was R$3.7 million in the 2Q'21 YTD, an increase of 107% when compared to the 2Q'20 YTD.

Segment Distributable Earnings of R$15.3 million in the quarter, up 61% year-over-year, due to a robust growth in management fees.

AUM remained stable on a year-over-year basis, with strong fundraising in Hedge Funds and market appreciation offsetting outflows in low fee-paying AUM across our Public Equities strategy, coming primarily from the GAS Dissociation in December 2020. As a result, our average management fee rate was positively impacted, going from 48 basis points in 2Q'20 to 73 basis points in 2Q'21.

/ IR.VINCIPARTNERS.COM	/ SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Products and Solutions

(R$ thousands, unless mentioned)	2Q'20	2Q'21	∆ (%)	2Q'20 YTD	2Q'21 YTD	∆ (%)
Net revenue from management fees	10,120	22,349	121%	19,206	37,629	96%
Net revenue from advisory fees	24	20	-16%	71	39	-45%
Total Fee Related Revenues	10,144	22,369	128%	19,277	37,668	99%
Segment personnel expenses	(774)	(1,008)	30%	(1,460)	(1,979)	36%
Other G&A expenses	(360)	(344)	-4%	(779)	(809)	4%
Corporate center expenses	(1,939)	(4,343)	124%	(3,843)	(7,782)	102%
Bonus compensation related to management and advisory	(2,512)	(3,927)	56%	(4,695)	(7,595)	62%
Total Fee Related Expenses	(5,585)	(9,622)	72%	(10,778)	(18,166)	69%
FEE RELATED EARNINGS (FRE)	4,559	12,747	180%	8,499	19,502	129%
FRE Margin (%)	44.9%	57.0%		44.1%	51.8%
Net revenue from performance fees	1,991	10,382	421%	2,299	17,863	677%
Realized performance fees	1,991	2,394	20%	2,356	9,875	319%
Unrealized performance fees	0	7,988	N/A	(57)	7,988	N/A
Performance based compensation	(703)	(3,233)	360%	(816)	(5,660)	594%
PERFORMANCE RELATED EARNINGS (PRE)	1,288	7,149	455%	1,483	12,203	723%
PRE Margin (%)	64.7%	68.9%		64.5%	68.3%
(-) Unrealized performance fees	0	(7,988)	N/A	57	(7,988)	N/A
(+) Unrealized performance compensation	0	2,599	N/A	(21)	2,599	N/A
SEGMENT DISTRIBUTABLE EARNINGS	5,848	14,507	148%	10,018	26,316	163%
Segment DE Margin (%)	48.2%	58.6%		46.3%	55.4%

AUM (R$ millions)	11,887	21,966	85%	11,887	21,966	85%
FEAUM (R$ millions)	11,730	21,812	86%	11,730	21,812	86%
AVERAGE MANAGEMENT FEE RATE (%)	0.38%	0.45%		0.37%	0.41%
FULL TIME EMPLOYEES	9	14	56%	9	14	56%

Fee related earnings (FRE) of R$12.7 million in the 2Q’21, up 180% year-over-year, due to the growth in management fees following notable fundraising over the last twelve months. FRE was R$19.5 million in the 2Q'21 YTD, an increase of 129% when compared to the 2Q’20 YTD.

Performance related earnings (PRE) of R$7.1 million, up 455% year-over-year, driven by strong performance in our international separate mandates. In the 2Q’21 we had unrealized performance fees of R$7.9 million coming from international mandates, which will be realized in the 3Q'21. PRE in the 2Q'21 YTD was R$12.2 million, an increase of 723% when compared to the 2Q'20 YTD.

Segment Distributable Earnings in 2Q'21 of R$14.5 million in the quarter, up 148% year-over-year, due to growth in management and performance revenues. Segment DE was R$26.3 million in the 2Q'21 YTD, an increase of 163% when compared to the 2Q'20 YTD.

AUM of R$22.0 billion, up 85% year-over-year, driven primarily by strong net inflows in our separate local and international mandates. Fee Earning AUM of R$21.8 million, up 86% year-over-year.

/ IR.VINCIPARTNERS.COM	/ SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Financial Advisory

(R$ thousands, unless mentioned)	2Q'20	2Q'21	∆ (%)	2Q'20 YTD	2Q'21 YTD	∆ (%)
Net revenue from management fees	0	0	N/A	0	0	N/A
Net revenue from advisory fees	6,364	3,717	-42%	21,564	18,258	-15%
Total Fee Related Revenues	6,364	3,717	-42%	21,564	18,258	-15%
Segment personnel expenses	(225)	(411)	82%	(415)	(806)	94%
Other G&A expenses	(60)	(126)	111%	(126)	(307)	144%
Corporate center expenses	(632)	(965)	53%	(1,330)	(1,939)	46%
Bonus compensation related to management and advisory	(1,789)	(1,694)	-5%	(5,559)	(5,401)	-3%
Total Fee Related Expenses	(2,705)	(3,196)	18%	(7,430)	(8,454)	14%
FEE RELATED EARNINGS (FRE)	3,659	521	-86%	14,134	9,804	-31%
FRE Margin (%)	57.5%	14.0%		65.5%	53.7%
SEGMENT DISTRIBUTABLE EARNINGS	3,659	521	-86%	14,134	9,804	-31%
Segment DE Margin (%)	57.5%	14.0%		65.5%	53.7%

FULL TIME EMPLOYEES	7	8	2%	7	8	2%

Fee related earnings (FRE) of R$0.5 million in the quarter, down 86% year-over-year. FRE was R$9.8 million in the 2Q'21 YTD, a decrease of 31% when compared to the 2Q'21 YTD.

We have visibility of approximately R$20 million in advisory revenues for the 3Q'21, a result of the strong deal activity we’re facing this year.

Segment Distributable Earnings in the 2Q'21 YTD were R$9.8 million, a decrease of 31% year-over-year when compared to the 2Q'21 YTD.

/ IR.VINCIPARTNERS.COM	/ SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

IFRS Income Statement (Unaudited)

(R$ thousands, unless mentioned)	2Q'20	2Q'21	∆ (%)	2Q'20 YTD	2Q'21 YTD	∆ (%)
REVENUES
Net revenue from management fees	60,826	94,778	56%	123,724	176,621	43%
Net revenue from performance fees	19,537	18,624	-5%	15,561	28,575	84%
Realized performance fees	7,743	9,559	23%	8,837	19,088	116%
Unrealized performance fees	11,794	9,065	-23%	6,724	9,487	41%
Net revenue from advisory	6,479	6,378	-2%	22,451	21,444	-4%
Total net revenues from services rendered	86,842	119,780	38%	161,736	226,640	40%
EXPENSES
Bonus related to management and advisory	(13,607)	(17,082)	26%	(28,597)	(35,608)	25%
Performance based compensation	(6,712)	(7,817)	16%	(5,270)	(11,109)	111%
Realized	(2,428)	(4,837)	99%	(2,828)	(7,979)	182%
Unrealized	(4,284)	(2,980)	-30%	(2,442)	(3,130)	28%
Total compensation and benefitsix	(20,319)	(24,899)	23%	(33,867)	(46,717)	38%
Segment personnel expenses	(3,600)	(5,528)	54%	(6,840)	(10,625)	55%
Other general and administrative expenses	(4,436)	(4,058)	-9%	(6,534)	(7,632)	17%
Corporate center expenses	(12,632)	(19,296)	53%	(26,606)	(38,808)	46%
Total expenses	(40,987)	(53,781)	31%	(73,847)	(103,783)	41%
Operating profit	45,855	65,999	44%	87,889	122,857	40%
OTHER ITEMS
GP Investment income	1,591	(5,206)	N/A	2,416	(4,045)	N/A
Realized gain from GP investment income	1	345	34400%	39	457	1072%
Unrealized gain from GP investment income	1,590	(5,551)	N/A	2,377	(4,502)	N/A
Financial income	1,386	14,152	921%	1,450	18,649	1186%
Realized gain from financial income	933	14,239	1426%	1,969	18,883	859%
Unrealized gain from financial income	453	(87)	N/A	(519)	(234)	-55%
Leasing expenses	(3,047)	(3,106)	2%	(6,112)	(6,263)	2%
Other items	207	(2,120)	N/A	603	(1,234)	N/A
Stock compensation plan	0	(1,642)	N/A	0	(1,642)	N/A
Total Other Items	137	2,078	1420%	(1,643)	5,465	N/A
Profit before income taxes	45,992	68,077	48%	86,246	128,322	49%
(-) Income taxes	(11,071)	(14,671)	33%	(20,701)	(27,903)	35%
NET INCOME	34,921	53,406	53%	65,545	100,419	53%

/ IR.VINCIPARTNERS.COM	/ SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Total net revenues from services rendered of R$119.8 million for the quarter ended June 30, 2021, compared to R$86.8 million for the quarter ended June 30, 2020, an increase of 38% year-over-year. Net revenues for the six months ended June 30, 2021 were R$226.6 million, up 40% year-over-year, when compared to the six months ended June 30, 2020.

•	Management fee revenues of R$94.8 million for the quarter ended June 30,2021, compared to R$60.8 million for the quarter ended June 30, 2021, an increase of 56% year-over-year. This increase was primarily driven by the growth in Fee earning AUM. Management fee revenues for the six months ended June 30, 2021were R$176.6 million, up 43% year-over-year, when compared to the six months ended June 30, 2020.

•	Performance fee revenues of R$18.6 million for the quarter ended June 30, 2021, compared to R$19.5 million for the quarter ended June 30, 2020, a decrease of 5% year-over-year. Performance fee revenues were R$28.6 million for the six months ended June 30,2021, up 84% year-over-year, when compared to the six months ended June 30, 2020. In the second quarter of 2021 the firm had unrealized performance fees of R$9.1 million, coming primarily from international separate mandates in the IP&S segment, which will be realized in the 3Q'21.

•	Advisory fee revenues of R$6.4 million for the quarter ended June 30, 2021, compared to R$6.5 million for the quarter ended June 30, 2020, a decrease of 2% year-over-year. Advisory revenues for the six months ended June 30, 2021 were R$21.4 million, a decrease of 4% year-over-year, when compared to the six months ended June 30, 2020.

Total expenses for the quarter ended June 30, 2021 of R$53.8 million, compared to R$41.0 million for the quarter ended June 30, 2020, an increase of 31% year-over-year. Part of this increase was driven by new recurring costs related to becoming a public company, such as changes in the company’s compensation structure, Board and support teams’ hirings and third-party services. Those factors accounted for R$3.2 million in additional expenses for the quarter. On a comparable basis, excluding costs related to being a public company, expenses were up 23% year-over-year. Additionally, 2Q'21 expenses were impacted by R$1.7 million related to a new branding project to take place throughout 2021, targeting retail investors.

•	Bonus related to management and advisory fees of R$17.1 million for the quarter ended June 30,2021, compared to R$13.6 million for the quarter ended June 30,2020, an increase of 26% year-over-year. Bonus related to management and advisory was R$35.6 million for the six months ended June 30, 2021, up 25% year-over-year, when compared to the six months ended June 30, 2020.

•	Performance based compensation of R$7.8 million for the quarter ended June 30,2021, compared to R$6.7 million for the quarter ended June 30,2020, an increase of 16% year-over-year, primarily due to a substantial benchmark outperformance from our Total Return strategy in Hedge funds, which accounted for higher performance compensation. Performance based compensation for the six months ended June 30, 2021 was R$11.1 million, an increase of 111% year-over-year, when compared to the six months ended June 30, 2020.

•	Segment personnel expenses[x] of R$5.5 million for the quarter ended June 30,2021 compared to R$3.6 million for the quarter ended June 30,2020, an increase of 54% year-over-year. This increase is primarily due to the change in Vinci Partners´ compensation structure after becoming a public company in 2021, which accounted for R$0.9 million in additional segment personnel expenses for the quarter.

•	Corporate center expensesxi of R$19.3 million for the quarter ended June 30,2021 compared to R$12.6 million for the quarter ended June 30,2021, an increase of 53% year-over-year. This increase was primarily due to (i) the previously mentioned change in the company´s compensation structure, (ii) new hirings after the company became public such as our Board of directors and financial reporting and shareholder relations teams, and (iii) third-party expenses, such as Auditor and Nasdaq listing fees. These additional costs accounted for R$2.4 million in additional corporate center

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expenses for the quarter. Corporate center expenses for the quarter ended June 30, 2021 were also impacted by a R$1.7 million expense for a new branding project, that will take place throughout the year. Corporate center expenses for the six months ended June 30, 2021 were R$38.8 million, up 46% year-over-year, when compared to the six months ended June 30, 2020.

•	Other general and administrative expensesxii of R$4.1 million for the quarter ended June 30,2021, compared to R$4.4 million for the quarter ended June 30,2020, a decrease of 9% year-over-year. Other G&A for the six months ended June 30, 2021 were R$7.6 million, up 17% year-over-year, when compared to the six months ended June 30, 2020.

Operating Profit of R$65.6 million for the quarter ended June 30,2021, compared to R$45.9 million for the quarter ended June 30,2020, an increase of 44% year-over-year. Operating profit for the six months ended June 30, 2021 was R$122.9 million, up 40% year-over-year, when compared to the six months ended June 30, 2020.

GP Investment incomexiii, which is a result of the company’s GP investments in its proprietary private market funds, was negative R$5.2 million for the quarter ended June 30,2021, due to mark to market valuation of funds listed in the Brazilian stock exchange, compared to a positive R$1.6 million for the quarter ended June 30, 2020. GP Investment income for the six months ended June 30, 2021 was negative R$4.0 million compared to positive R$2.4 million for the six months ended June 30, 2020.

Financial Incomexiv of R$14.2 million for the quarter ended June 30,2021, compared to R$1.4 million for the quarter ended June 30, 2020, an increase of 1426% year-over-year, driven by the cash allocations of the company’s IPO proceeds. Financial income for the six months ended June 30, 2021 was R$18.6 million, up 1186% year-over-year, when compared to the six months ended June 30, 2020.

Leasing Expensesxv of R$3.1 million for the quarter ended June 30,2021, compared to R$3.0 million for the quarter ended June 30, 2020, an increase of 2% year-over-year. Leasing Expenses for the six months ended June 30, 2021 were R$6.3 million, up 2% year-over-year, when compared to the six months ended June 30, 2020.

Stock compensation plan expensesxvi of R$1.6 million for the quarter ended June 30,2021.

Profit before income taxes of R$68.1 million for the quarter ended June 30, 2021, compared to R$46.0 million for the quarter ended June 30, 2020, an increase of 48% year-over-year. Profit before income taxes for the six months ended June 30, 2021 were R$128.3 million, up 49% year-over-year, when compared to the six months ended June 30, 2020.

Income Taxesxvii of R$14.7 million for the quarter ended June 30, 2021, which represented an effective tax rate for the quarter of 22%, compared to R$11.1 million for the quarter ended June 30, 2020, which represented an effective tax rate for the quarter of 19%.

Net Income of R$53.4 million for the quarter ended June 30, 2021, compared to R$34.9 million for the quarter ended June 30, 2020, an increase of 53% year-over-year. Net Income was R$100.4 million for the six months ended June 30, 2021, up 53% year-over-year, when compared to the six months ended June 30, 2020.

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Supplement Details

Assets Under Management (AUM) Rollforward – R$ millions

For the Three Months Ended June 30, 2021
	Private	Public	IP&S	Infrastructure	Real	Credit	Hedge	Total
	Equity	Equities			Estate		Funds
Beginning balance	11,442	10,016	20,449	2,455	5,125	2,330	2,946	54,763
(+/-) Capital Subscription / (capital return)xviii	–	–	–	–	251	14	–	265
(+/-) Net Inflow / (outflow)xix	–	(87)	1,268	–	–	68	275	1,525
(+/-) Appreciation / (depreciation)xx	(591)	932	248	(92)	(289)	49	41	299
Ending Balance	10,851	10,861	21,966	2,363	5,087	2,461	3,263	56,852

For the Twelve Months Ended June 30, 2021
	Private	Public	IP&S	Infrastructure	Real	Credit	Hedge	Total
	Equity	Equities			Estate		Funds
Beginning balance	9,847	12,526	11,887	1,620	3,656	2,204	1,774	43,514
(+/-) Capital Subscription / (capital return)	855	–	–	634	1,555	130	–	3,174
(+/-) Net Inflow / (outflow)	–	(4,956)	7,923	–	4	25	1,342	4,337
(+/-) Appreciation / (depreciation)	150	3,292	2,157	108	(128)	101	146	5,827
Ending Balance	10,851	10,861	21,966	2,363	5,087	2,461	3,263	56,852

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Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended June 30, 2021
	Private	Public	IP&S	Infrastructure	Real	Credit	Hedge	Total
	Equity	Equities			Estate		Funds
Beginning balance	9,530	9,955	20,299	2,351	5,125	2,330	2,884	52,474
(+/-) Capital Subscription / (capital return)	–	–	–	–	251	15	–	265
(+/-) Net Inflow / (outflow)	–	(86)	1,271	–	–	68	275	1,528
(+/-) Appreciation / (depreciation)	(464)	895	242	(92)	(289)	49	41	383
Ending Balance	9,066	10,765	21,812	2,259	5,087	2,461	3,200	54,650

For the Twelve Months Ended June 30, 2021
	Private	Public	IP&S	Infrastructure	Real	Credit	Hedge	Total
	Equity	Equities			Estate		Funds
Beginning balance	7,874	12,466	11,730	1,536	3,656	2,204	1,713	41,180
(+/-) Capital Subscription / (capital return)	855	–	–	634	1,555	130	–	3,174
(+/-) Net Inflow / (outflow)	–	(4,951)	7,936	–	3	25	1,342	4,355
(+/-) Appreciation / (depreciation)	338	3,250	2,146	88	(128)	101	145	5,941
Ending Balance	9,066	10,765	21,812	2,259	5,087	2,461	3,200	54,650

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Investment Records – IP&S, Liquid Strategies, Credit and Listed REITs

Fund	Segment	NAVxxi (R$ millions)	2Q21	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	1,209.7	0.5%	0.4%	1.3%	7.1%	CDIxxii	CDI
Atlas Strategyxxiii	Hedge Funds	703.4	1.6%	0.2%	0.5%	15.5%	CDI	CDI
Vinci Total Return	Hedge Funds	156.4	17.1%	24.9%	48.8%	-	IPCAxxiv + Yield IMA-Bxxv	IPCA + Yield IMA-B
Mosaico Strategyxxvi	Public Equities	1,824.7	7.7%	5.2%	28.6%	36.9%	IBOVxxvii	IBOV
Vinci Gas Dividendos FIA	Public Equities	731.2	7.0%	2.8%	27.3%	26.4%	IBOV	IBOV
Vinci Valorem FIM	IP&S	3,066.5	1.0%	1.4%	5.2%	13.7%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxviii	IP&S	1,901.2	1.6%	1.9%	6.4%	11.5%	IPCA	-
Vinci Selection Equities FIA	IP&S	634.3	9.3%	6.6%	27.9%	36.3%	IBOV	IBOV
Vinci Crédito Imobiliário I	Credit	314.4	-0.4%	0.9%	6.8%	14.2%	IPCA	IPCA +7.785%
Vinci Crédito Imobiliário II	Credit	382.7	1.6%	-0.7%	6.7%	-	IPCA	IPCA + 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	55.5	1.9%	2.8%	4.9%	11.1%	CDI	CDI
Vinci Energia Sustentável	Credit	592.7	3.3%	0.9%	9.6%	18.2%	IPCA	IPCA + 6%
VISC11	Real Estate (listed REIT)	1,521.0	-2.3%	-5.5%	7.3%	13.9%	IFIX	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,626.3	-6.4%	-10.7%	-4.3%	30.2%	IFIX	IPCA + 6%
VINO11	Real Estate (listed REIT)	748.1	-1.6%	-1.8%	10.7%	-	IFIX	IPCA + 6%
VIFI11	Real Estate (listed REIT)	235.7	-2.2%	-8.0%	-8.5%	-	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	243.7	-8.9%	-8.9%	-	-	IFIX	IPCA + 6%
VIGT11	Infrastructure (listed)	695.8	-3.8%	-14.3%	-19.5%	-	-	-

Benchmark	2Q21	YTD	12 M	24 M
IBOV	8.7%	6.5%	33.4%	25.6%
CDI	0.8%	1.3%	2.3%	7.0%
IMA-B 5	1.4%	1.3%	6.1%	15.4%
IPCA + Yield IMA-B	2.7%	5.6%	10.9%	16.4%
IPCA	1.7%	3.8%	8.3%	10.7%
IFIX	-3.2%	-4.0%	-1.8%	4.9%

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Investment Records – Closed End Private Markets fundsxxix

Fund	Segment	Vintage Year	Committed Capital (R$ mm)	Invested Capital (R$ mm)	Realized/ Partially Realized (R$ mm)	Unrealized (R$ mm)	Total Value (R$mm)	Gross MOICxxx (BRL)	Gross MOIC (USD)	Gross IRRxxxi (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2,004	1,415	1,206	5,058	276	5,334	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2,011	2,200	1,805	1,913	2,859	4,772	2.6x	1.2x	15.6%	3.0%
VCP III	Private Equity	2,018	4,000	1,080	13	1,664	1,677	1.6x	1.3x	50.6%	25.7%
VCP Strategy[xxxiii]	Private Equity		7,615	4,091	6,984	4,799	11,783	2.9x	2.3x	64.9%	70.3%
NE Empreendedor	Private Equity	2003	36	13	26	0	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	127	57.3	130.3	187.6	1.5x	1.1x	22.8%	7.0%
VIR IV	Private Equity	2020	1,000	96	0	42.9	42.9	1.0x	1.0x	NM	NM
VIR Strategy	Private Equity		1,276	236	83	173	257	1.4x	1.3x	22.0%	28.0%
FIP Transmissão	Infrastructure	2017	211	103.8	111.5	255.5	367	3.5x	2.6x	82.8%	58.4%
VIAS	Infrastructure	-	381	-	-	-	-	-	-	-	-
VFDL	Real Estate	2021	256	-	-	-	-	-	-	-	-

Shareholder Dividends

($ in thousands)	1H21
Distributable Earnings (R$)	101,976
Distributable Earnings (US$)xxxiii	19,397
Common Shares at the end of the period	56,736,933
DE per Common Share (US$)	0.34
Less: Retained Capital per Common Share (US$)	0.04
Actual Dividend per Common Share	0.30
Record Date	September 01, 2021
Payable Date	September 16, 2021

Generated R$1.80 or US$0.34 of Distributable Earnings per common share for the first half of 2021.

Vinci Partners declared a semi-annual dividend of US$0.30 per common share to record holders as of September 01, 2021; payable on September 16, 2021

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Share Summary

VINP Shares	4Q'20 (Pre IPO)	1Q'21	2Q'21
Class B	14,466,239	14,466,239	14,466,239
Class A – Partnership Units	27,175,861	27,175,861	27,175,861
Class A - Public Float	n.a	15,271,488	15,094,833
Common Shares	41,642,100	56,913,588	56,736,933

Common Shares Outstanding as of quarter end of 56.7 million shares.

•	Repurchased 176,655 common shares in the quarter, with an average share price of US$14.7.

•	Available authorization remaining was R$71.8 million at June 30,2021.

GP Commitment in Private Market funds

(R$ millions, unless mentioned) Fund	Segment	2Q'21 Commitments	Total Capital Committed	2Q’21 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (2Q'21)	Accumulated Capital Returned/ Dividends Payed	Fair value of investments
Nordeste III	Private Equity	0.0	5.0	0.0	3.1	0.1	1.2	2.7
VCP III	Private Equity	0.0	3.1	0.2	0.9	0.0	0.0	1.1
VIR IV	Private Equity	0.0	11.1	0.3	1.3	0.0	0.0	1.2
FIP Infra Transmissão (co- investment)	Infrastructure	0.0	29.5	0.0	8.9	0.0	9.2	22.7
FIP Infra Transmissão	Infrastructure	0.0	10.5	0.0	3.4	0.0	3.3	6.5
VIAS	Infrastructure	0.0	50.0	0.0	0.0	0.0	0.0	0.0
VFDL	Real Estate	0.0	70.0	0.0	7.0	0.0	0.0	6.6
VIUR	Real Estate	66.9	66.9	66.9	66.9	0.4	0.4	60.3
VCS	Credit	20.0	20.0	20.0	20.0	0.0	0.0	20.1
Total		86.9	266.1	87.4	111.1	0.5	14.1	121.2

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Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'20	2Q'21	2Q´20 YTD	2Q´21 YTD

OPERATING PROFIT	45,855	65,999	87,889	122,857
(-) Net revenue from realized performance fees	(7,743)	(9,559)	(8,837)	(19,088)
(-) Net revenue from unrealized performance fees	(11,794)	(9,065)	(6,724)	(9,487)
(+) Compensation allocated in relation to performance fees¹	6,712	7,817	5,270	11,109
FEE RELATED EARNINGS (FRE)	33,030	55,192	77,598	105,391

OPERATING PROFIT	45,855	65,999	87,889	122,857
(-) Net revenue from management fees	(60,826)	(94,778)	(123,724)	(176,621)
(-) Net revenue from advisory	(6,479)	(6,378)	(22,451)	(21,444)
(+) Bonus related to management and advisory²	13,607	17,082	28,597	35,608
(+) Personnel expenses	3,600	5,528	6,840	10,625
(+) Other general and administrative expenses	4,436	4,058	6,534	7,632
(+) Corporate center expenses	12,632	19,296	26,606	38,808
PERFORMANCE RELATED EARNINGS (PRE)	12,825	10,807	10,291	17,466

OPERATING PROFIT	45,855	65,999	87,889	122,857
(-) Net revenue from unrealized performance fees	(11,794)	(9,065)	(6,724)	(9,487)
(+) Compensation allocated in relation to unrealized performance fees	4,284	2,980	2,442	3,130
(+) Realized gain from GP investment income	1	345	39	457
SEGMENT DISTRIBUTABLE EARNINGS	38,346	60,259	83,646	116,958

NET INCOME	34,921	53,406	65,545	100,419
(-) Net revenue from unrealized performance fees	(11,794)	(9,065)	(6,724)	(9,487)
(+) Income tax from unrealized performance fees	1,360	124	775	173
(+) Compensation allocated in relation to unrealized performance fees	4,284	2,980	2,442	3,130
(-) Unrealized gain from GP investment income	(1,590)	5,551	(2,377)	4,502
(+) Income tax on unrealized gain from GP investment income	541	(838)	808	(422)
(-) Unrealized gain from financial income	(453)	87	519	234
(+) Income tax on unrealized gain from financial income	154	(32)	(176)	(80)
(+) Depreciation and amortization³	0	926	0	1,865
(+) Stock compensation plan	0	1,642	0	1,642
DISTRIBUTABLE EARNINGS	27,422	54,781	60,812	101,976

TOTAL NET REVENUE FROM SERVICES RENDERED	86,842	119,780	161,736	226,640
(-) Net revenue from realized performance fees	(7,743)	(9,559)	(8,837)	(19,088)
(-) Net revenue from unrealized performance fees	(11,794)	(9,065)	(6,724)	(9,487)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	67,305	101,156	146,175	198,065

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Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	2Q'20	2Q'21
Profit (loss) before income taxes, including Dividends to partners	45,992	68,077
(+) Dividends to Partners, related to management, advisory and performance fees	11,463	-
Profit (loss) before income taxes, not-including Dividends to partners	57,455	68,077
Combined statutory income taxes rate - %	34%	34%
Income tax benefit (Expense) at statutory rates	(19,535)	(23,146)
Reconciliation adjustments:
Expenses not deductible	(156)	(4)
Tax benefits	-	33
Share based payments	-	(166)
Effect of presumed profit of subsidiariesxxxiv	8,322	8,739
Other additions (exclusions), net	298	(127)
Income taxes expenses	(11,071)	(14,671)
Current	(9,381)	(16,704)
Deferred	(1,690)	2,033
Effective tax rate	19%	22%

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Balance Sheet Results

Assets	12/31/2020	6/30/2021
Current assets
Cash and cash equivalents	83,449	79,969
Cash and bank deposits	13,096	23,514
Financial instruments at fair value through profit or loss	70,353	56,455
Financial instruments at fair value through profit or loss	8,253	1,382,288
Trade receivables	47,978	58,551
Sub-leases receivable	2,963	1,579
Taxes recoverable	1,153	409
Other assets	12,383	8,988
Total current assets	156,179	1,531,784

Non-current assets
Financial instruments at fair value through profit or loss	31,596	10,330
Trade receivables	27,545	29,134
Sub-leases receivable	-	-
Taxes recoverable	134	79
Deferred taxes	4,568	3,986
Other receivables	1,540	1,316
	65,383	44,845

Property and equipment	15,043	15,545
Right of use - Leases	90,478	86,805
Intangible assets	1,441	1,161
Total non-current assets	172,345	148,356

TOTAL	328,524	1,680,140

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Liabilities and equity	12/31/2020	6/30/2021
Current liabilities
Trade payables	1,039	346
Leases	19,828	20,467
Accounts payable	125,795	12,848
Labor and social security obligations	40,724	53,410
Taxes and contributions payable	22,878	19,988
Total current liabilities	210,264	107,059

Non-current liabilities
Accounts payable	33	33
Leases	86,371	82,484
Deferred taxes	12,620	9,196
	99,024	91,713

Equity
Share capital	8,730	15
Additional paid-in capital	-	1,383,033
Treasury shares	-	(13,151)
Retained Earnings	-	100,419
Other reserves	10,491	11,013
	19,221	1,481,329

Non-controlling interests in the equity of subsidiaries	15	39

Total equity	19,236	1,481,368

Total liabilities and equity	328,524	1,680,140

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Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

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i Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

ii Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

iii “AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

iv Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

v FRE Margin is calculated as FRE over total net management and advisory fees.

vi Performance Related Earnings, or PRE, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) compensation allocated in relation to performance fees.

vii Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii DE Margin is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

ix “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company’s IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme for our partners.

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x “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xi “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xiii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xiv “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xv “Leasing expenses” include costs from the company’s sub-leasing activities.

xvi “Stock option compensation plan” is a benefit program in which the company concedes to an employee the option to buy stock in the company with stated fixed price.

xvii Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

xviii “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds.

xix “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and credit segments.

xx “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value.

xxi NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxiii Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

xxiv IPCA is a broad consumer price index measured by the IBGE.

xxv IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

xxvi Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxvii IBOV is the Brazilian stock market most relevant index.

xxviii Equilibrio Strategy comprises IP&S Family of pension plans.

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xxix Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of future investment results.

xxx “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxi “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxii Total commitments for VCP III include R$1.3 billion in co-investments.

xxxiii US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.2574 as of August 13, 2021, when dividends were approved by our Board of Directors.

xxxiv Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

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